UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                (Amendment No. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    727659104
                                 (CUSIP Number)

                                 Barry Kostiner
                                189 McNamara Rd.
                          Wesley Hills, New York 10977
                                 (845) 323-0434

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                            Sills Cummis & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                November 26, 2007
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

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CUSIP NO 727659104                                                  Page 2 of 6
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Barry Kostiner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    968,130
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,423,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           968,130
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,423,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,391,230
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.1% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


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

                                  SCHEDULE 13D

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CUSIP NO 727659104                                                  Page 3 of 6
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Braesridge Energy LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        7,423,100
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    7,423,100
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,423,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.4% (see Item 5 for an explanation)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

      This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends and supplements the statement on Schedule 13D filed by Barry Kostiner and Braesridge Energy LLC ("BEL"), as previously amended and supplemented, pursuant to a Joint Filing Agreement filed with the original Schedule 13D on September 12, 2007, with respect to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D and the amendments thereto.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 of this Schedule 13D is hereby amended and supplemented by adding the following:

      On November 26, 2007, BEL entered into a "written plan for trading securities" within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 (the "Plan"). Pursuant to the Plan, commencing November 27, 2007, BEL agreed to purchase 500,000 warrants to purchase Common Stock ("Warrants") per trading day at purchase price(s) not to exceed $1.70 per Warrant ("Maximum Price"); provided however that on the first business day of each month, beginning Monday, December 3, 2007, the Maximum Price will increase by $0.10 per Warrant up to a Maximum Price of $2.00. For example, beginning Monday, December 3, 2007 the Maximum Price became $1.80 per Warrant. The Plan will remain in effect until such time as an aggregate of 5,000,000 Warrants have been purchased.

      As of the date hereof, BEL has not purchased any Warrants pursuant to the Plan. The source of funds for the payment by BEL for any such Warrants will be BEL's working capital.

      Pursuant to an order placed on November 26, 2007, BEL purchased 224,000 Warrants on the open market on December 3, 2007, at a purchase price of $1.881 per Warrant for an aggregate purchase price of $421,344. Pursuant to that same order, BEL purchased 29,000 Warrants on the open market on December 5, 2007, at a purchase price of $1.8927 per Warrant for an aggregate purchase price of $54,888. The source of funds for the payments by BEL for such Warrants was BEL's working capital.

Item 5. Interest in Securities of the Issuer

      (a) (ii) BEL is the record owner of 3,454,800 shares of Common Stock and 3,968,300 Warrants (which are immediately exercisable), representing approximately 28.4% of the outstanding Common Stock. The calculation of the foregoing percentage is on the basis of 22,070,762 shares of Common Stock outstanding as of December 4, 2007. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

      (c) (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer since the last filing on Schedule 13D.

          (ii) No trades were made by BEL of shares of Common Stock of the Issuer since the last filing on Schedule 13D. On December 3, 2007, BEL purchased 224,000 Warrants on the open market at a purchase price of $1.881 per Warrant for an aggregate purchase price of $421,344. On December 5, 2007, BEL purchased 29,000 Warrants on the open market at a purchase price of $1.8927 per Warrant for an aggregate purchase price of $54,888.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

      Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following:

      On November 26, 2007, BEL entered into a "written plan for trading securities" within the meaning of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934. See Item 3.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 6, 2007


                                    By: /s/ Barry Kostiner


                                    Braesridge Energy LLC


                                    By: /s/ Barry Kostiner
                                        Name: Barry Kostiner
                                        Title: Manager